Exhibit 12.1

SKILLED HEALTHCARE GROUP, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio amounts)

	Year	Year	Year	Year	Year	Year	Three Months
	ended	ended	ended	ended	ended	ended	ended
	2001	2002	2003	2004	2005	2006	March 31, 2007

Interest expense	$27,538	$25,175	$27,486	$22,370	$27,629	$46,286	$12,092
Deferred financing fees
amortization	3,682	1,893	1,550	1,155	1,657	2,640	722
Preference security dividend	—	—	—	782	830	—	—
Interest portion of rental expense	2,611	2,636	3,004	4,111	4,776	5,040	1,256

Total fixed charges	33,831	29,704	32,040	28,418	34,892	53,966	14,070

(Loss) income before (benefit from) provision for income taxes, discontinued operations and cumulative effect of a change in accounting principle	(143,928)	(2,145)	(5,296)	18,153	7,778	29,541	8,032
Plus:
Fixed charges	33,831	29,704	32,040	28,418	34,892	53,966	14,070
Less:
Preference security dividend of consolidated subsidiaries	—	—	—	(782)	(830)	—	—

(Losses) earnings	$(110,097)	$27,559	$26,744	$45,789	$41,840	$83,507	$22,102

Fixed charges	$33,831	$29,704	$32,040	$28,418	$34,892	$53,966	$14,070

Ratio of earnings to fixed charges	(3.25)	0.93	0.83	1.61	1.20	1.55	1.57

Earnings shortfall	$(143,928)	$(2,145)	$(5,296)